

UNITED STATES
SEC 07005258 EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 0 2007 WASH. D.C. 186

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite #2030
(No. and Street)

Miami, (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Dalmolin (305) 373-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH. D.C.
186
SECTION

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

OATH OR AFFIRMATION

I, Justin Dalmolin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Elnieda Telfer-Sinclair
Commission # DD519557
Expires February 16, 2010
Bonded Troy Fain - Insurance, Inc. 800-385-7019

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Global Strategic Investments, LLC

We have audited the accompanying consolidated statement of financial condition of Global Strategic Investments, LLC (the "Company") as of December 31, 2006, and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Strategic Investments, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on pages 19 and 20 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 24, 2007

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSET

CASH	$ 890,801
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	548,859
DEPOSITS WITH CLEARING ORGANIZATIONS	524,688
PROPERTY AND EQUIPMENT, NET	193,910
OTHER ASSETS	
Other receivables	16,401
Prepaids and other assets	365,194
Due from related parties	111,301
Purchase deposit	338,214
Customer list	3,666,638
	$ 6,656,006

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 769,481
Payable to broker-dealers and clearing organizations	16,852
Due to related parties	236,268
Taxes payable	331,207
Employees' benefit payable	203,461
TOTAL LIABILITIES	1,557,269
MINORITY INTEREST	77,338
COMMITMENTS AND CONTINGENCIES (NOTES 7 and 11)	
MEMBERS' EQUITY	5,021,399
	$ 6,656,006

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions and trading profits	$ 11,352,269
Interest and dividends	371,369
Miscellaneous revenue	75,866
TOTAL REVENUES	11,799,504
EXPENSES	
Commissions	7,028,093
Salaries	1,754,431
Management fee – related party	430,915
Clearing charges	212,148
Rent	462,767
Professional fees	263,404
Communications	165,913
Quotations and research	168,868
Travel and entertainment	179,879
Interest	97,397
Depreciation and amortization	80,889
Insurance	30,820
Other general and administrative	835,484
TOTAL EXPENSES	11,711,008
NET INCOME BEFORE MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	88,496
MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	16,443
NET INCOME	$ 104,939

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

MEMBERS' EQUITY AS OF JANUARY 1, 2006	$ 4,763,866
Issuance of common stock	309,154
Capital contributions	342,314
	651,468
Comprehensive loss:	
Net income	104,939
Change in cumulative foreign currency translation adjustment	(223,891)
Total comprehensive loss	(118,952)
Capital withdrawals	(274,983)
MEMBERS' EQUITY AS OF DECEMBER 31, 2006	**$ 5,021,399**

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 104,939
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	80,889
Minority interest in net losses of consolidated subsidiaries	(16,443)
Share based compensation	309,154
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	(132,312)
Deposits with clearing organizations	(238)
Other receivables, prepaids and other assets	(48,701)
Accounts payable and accrued expenses	(74,601)
Payable to broker-dealers and clearing organizations	11,211
Due to related parties	236,268
Taxes payable	331,207
Employees' benefit payable	203,461
TOTAL ADJUSTMENTS	899,895
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,004,834
CASH FLOWS FROM INVESTING ACTIVITIES	
Advances to related party, net	(78,227)
Capital expenditures	7,246
NET CASH USED IN INVESTING ACTIVITIES	(70,981)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	342,314
Member distributions	(274,983)
NET CASH PROVIDED BY FINANCING ACTIVITIES	67,331
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(223,891)
NET INCREASE IN CASH AND CASH EQUIVALENTS	777,293
CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	113,508
CASH AND CASH EQUIVALENTS – ENDING OF THE YEAR	$ 890,801

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$ 97,397

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2006, the Company incurred a total of $309,154 in compensation costs relating to share based compensation that vested and was exercised during the year. There was no cash received by the Company as a result of this transaction (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The majority of the Company's customers are primarily from Latin America. The Company's membership in the National Association of Securities Dealers, Inc. ("NASD") became effective June 6, 2002.

Basis of Presentation

The consolidated financial statements include the accounts of Global Strategic Investments, LLC and its majority owned foreign subsidiaries (See Note 2). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. All material intercompany balances and transactions are eliminated in consolidation. The Company does not have any special purpose entities whose financial results are not included in the accompanying consolidated financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and the NASD. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment, Net

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

Other Assets

The Company adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Based on its most recent analysis, the Company believes that no impairment of its Customer List intangible asset exists as of December 31, 2006. (See Note 2)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Foreign local currency is the functional currency for the Company's significant operations outside the United States. Assets and liabilities are translated at year-end rates, while revenues and expenses are translated at average rates in effect during the year. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive loss.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Limited Liability Company / Income Taxes

Global Strategic Investments, LLC will file its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Global Strategic Investment, LLC will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

The Company's foreign subsidiaries account for deferred taxes under SFAS No. 109, "Accounting for Income Taxes", as amended, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Performance Share Option Plan

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards SFAS No. 123R, "Share-Based Payment", which requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. The fair value of each new stock option award will be estimated on the date of grant using the Black-Scholes-Merton option-pricing model ("Black-Scholes"), which is the same model used by the Company prior to the adoption of SFAS No. 123R. The Company elected the modified prospective method, which is applied to new awards granted after date of adoption, January 1, 2006. The adoption of SFAS No. 123R did not have a significant effect on the Company's consolidated financial statements.

The Black-Scholes option valuation model was developed for estimating the fair value of the options and assumes that performance goals will be achieved. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Variable Interest Entity

The Company adopted Financial Accounting Standards Board FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities", effective December 29, 2002. Interpretation No. 46, as revised in December 2003, changes the accounting model for consolidation from one based on control through voting interests to one based on control through economic interests. Whether to consolidate an entity now also considers whether that entity has sufficient equity at risk to enable it to operate without additional subordinated financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. This interpretation requires the Company to consolidate variable interest entities ("VIEs") if the enterprise is a primary beneficiary of the VIE and the VIE possesses specific characteristics. It also requires additional disclosures for parties involved with VIEs.

On January 1, 2005, the Company applied the provisions of FIN 46R and it determined that it did not have any relationships with variable interest entities which had not been already consolidated as of December 31, 2006.

Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted. The Company has not yet determined the effect on the Company's consolidated financial statements, if any, upon adoption of SFAS 157.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). The intent of SAB 108 is to reduce diversity in practice for the method companies use to quantify financial statements misstatements, including the effect of prior year uncorrected errors. SAB 108 establishes an approach that requires quantification of financial statement errors using both an income statement and cumulative balance sheet approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 is not currently expected to have a significant impact on the Company's consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined whether it will elect the fair value option for any of its financial instruments.

NOTE 2. BUSINESS COMBINATIONS AND ACQUIRED INTANGIBLE ASSET

On June 9, 2004, the Company acquired 50%, 49% and 51% of the outstanding common stock of FCSC, Capital Asesoria Internacional, S.A. de C.V. ("CAI") and Capital Asesoria Patrimonial, S.A. de C.V. ("CAP"), respectively. FCSC was registered with the Securities and Exchange Commission as a broker-dealer and in November 2004 it moved its operations to Miami, Florida. CAI and CAP are two Mexican entities that serve as advisors and liaisons for FCSC and its customers.

The combined purchase price for the three companies was $2,495,290 including approximately $245,000 of costs directly associated with the acquisition. Global Securities Holdings, LLC ("GSH"), the Company's majority shareholder, financed the acquisitions by contributing shares of a related mutual fund. The Company accounted for the purchase of the three entities in accordance with the purchase method of accounting. The excess of the purchase price over the recorded amount of the net assets purchased and liabilities assumed was assigned to a customer list intangible asset, which is not subject to amortization. The value assigned to the customer list was approximately $2,274,000. In accordance with the provisions of SFAS 142, the recorded amount of the customer list is assessed for impairment on an annual basis.

NOTE 2. BUSINESS COMBINATIONS AND ACQUIRED INTANGIBLE ASSET (CONTINUED)

On August 2, 2004, the Company exercised an option (the "Option") to purchase an additional 10% of the shares of capital of FCSC, and CAP and an additional 11% of CAI for $540,251. In order to finance the exercise of the option, GSH contributed $325,000 on July 2004. In addition, on August 2, 2004, the Company contributed as additional capital, $230,603 and $215,606 to FCSC and to CAI respectively, in response to a capital call. As a result of the exercise of the Option, the Company recorded an additional amount to the customer list of approximately $289,000.

On February 11, 2005, the Company exercised a second option to purchase an additional 10% of the shares of capital of FCSC, CAP and CAI for $680,108. In order to finance the exercise of the second option, GSH contributed as additional capital $680,108 on February 11, 2005. As a result of the exercise of the second option, the Company recorded an additional amount to the customer list of approximately $750,000, including approximately $70,000 of costs directly associated with the acquisition.

On April 1, 2005, the Company executed a Share Exchange Agreement ("Share Exchange") with the shareholders of FCSC. Consequently, the selling shareholders agreed to convey and deliver to GSI their remaining interest in FCSC, which consisted of 531 shares (30%), in exchange for newly issued shares of GSI. After the consummation of the Share Exchange, the Company now owns 100% of FCSC. The value of the newly issued shares of GSI of $355,469 was allocated to the customer list intangible asset and it is based on the fair value of the shares acquired in FCSC. Concurrently with the Share Exchange, FCSC merged its operations into the Company, ceased operating as a separate company and withdrew its registration as a broker-dealer.

On May 18, 2005, the Company entered into a Stock Acquisition Agreement ("Stock Acquisition Agreement") with the partial owner ("Seller") of CAP and CAI. Pursuant to the agreement, the Company issued a promissory note in favor of the Seller in the amount of $359,311 of which $21,097 was for the remaining outstanding shares owned by the seller of CAP and CAI and $338,214 was for 90% interest in Capital Asesoria Fondos, S.A. de C.V. Sociedad Distribuidora Referenciadora de Acciones de Sociedades de Inversion ("CAF"), a Mexican Corporation. Consequently, the Company now owns approximately 91% of both CAP and CAI. However, the ownership transfer of CAF is subject to a board of director's resolution which is expected to occur during 2007. Consequently, the purchase price paid for CAF of $338,214 has been recorded as a purchase deposit in the accompanying consolidated balance sheet. The promissory note issued by the Company in favor of the Seller was assumed by GSH and it was recorded by the Company as contributed capital during 2005.

The accompanying consolidated financial statements include the results of CAI and CAP.

NOTE 3. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

Total assets	$	631,751
Stockholders' Equity	$	8,502
Net loss	$	182,704

Stockholders' equity and the accounts of the subsidiaries are not included in the Company's computation of net capital.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2006:

Furniture and fixtures	$	101,297
Leasehold improvements		148,586
Office equipment		181,133
		431,016
Less accumulated depreciation and amortization		(237,106)
	$	**193,910**

Depreciation and amortization expense amounted to approximately $81,000 for the year ended December 31, 2006.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company's "Net Capital" was $697,050, and the "Required Net Capital" was $100,000. At December 31, 2006, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 1.54 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company clears its proprietary and customers' transactions on a fully disclosed basis with Pershing LLC and Bear Sterns Securities Corp. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers. At December 31, 2006, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying consolidated statement of financial condition, are due from these brokers.

NOTE 7. LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2016. The Company has secured the office lease with a stand-by letter of credit for $47,000.

Rent expense for the year ended December 31, 2006 was approximately $463,000. Approximate future minimum payments under the non-cancelable operating leases and service contracts as of December 31, 2006 are as follows:

2007	$ 499,000
2008	476,000
2009	334,000
2010	323,000
2011	318,000
Thereafter	1,197,000
	$ 3,147,000

NOTE 8. RELATED PARTY TRANSACTIONS

As of December 31, 2006, the Company had the following related party balances which are non interest bearing and are due on demand:

Due from shareholder	$ 36,639
Due from parties related through common ownership	$ 74,662
Due to parties related through common ownership	$ (236,268)

The Company has a management agreement with Global Securities Management, LLC ("GSM"), a company related through common ownership. According to the agreement, GSM agreed to pay for the rents, utilities, equipment, furniture, fixtures, office expenses, salaries and payrolls taxes, legal expenses and accounting charges upon the terms and conditions set forth in the management agreement. During the year ended December 31, 2006, the total amount expensed by the Company related to this management agreement was approximately $431,000.

NOTE 9. INCOME TAXES

Income tax expense for the year ended December 31, 2006, consists of the following:

Current provision	
Federal	$ -
State	-
Foreign	49,274
	49,274
Deferred tax expense (benefit)	
Federal	-
State	-
Foreign	(49,274)
	(49,274)
Income tax expense	$ -

NOTE 9. INCOME TAXES (CONTINUED)

A net operating loss carryforward of approximately $1,900,000 arises from the Company's foreign subsidiaries. The losses expire from 2011 through 2013. The Company recorded a deferred tax asset of $493,000 relating to the losses, offset by a valuation allowance for the same amount since, based on the weight of the evidence, it is more likely than not that the deferred tax asset will not be recognized.

NOTE 10. TAXES PAYABLE

During 2006, the Company received a check from the Internal Revenue Service in error and as a result the Company has recorded a payroll taxes payable amount of approximately $331,000 in the accompanying consolidated statement of financial condition.

NOTE 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 12. EMPLOYEE BENEFIT PAYABLE

In accordance with the Mexican labor laws, the Company has accrued a liability for an amount that is payable to the employees upon separation from the Company. The amount accrued as of December 31, 2006, for this liability is approximately $203,000, which is reflected in the accompanying consolidated statement of financial condition.

NOTE 13. PERFORMANCE SHARE OPTION PLAN

Under its 2005 Performance Plan, which is member-approved, the Company granted selected brokers share option awards whose vesting is contingent upon meeting various company performance goals, including revenue sales growth. Share options under the Performance Plan were granted with an exercise price equal to the market value of the underlying common stock on the date of the grant, contingently vest over a period of 3 years from the date of the grant and have contractual lives of 3 years. The number of non-voting shares subject to options available for issuance under the Performance Plan cannot exceed 10,000. Additional information with respect to the Performance Plan activity is as follows:

	Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	1,875	$ 490.72		
Granted	-	490.72		
Exercised / (Vested)	(630)	490.72	-	$ -
Cancelled	(515)	490.72		
Outstanding at December 31, 2006	730	$ 490.72	1.6	$ -
Options Exercisable at December 31, 2006	730	$ 490.72	1.6	$ -

As of December 31, 2006, there was approximately $309,000 of performance share based compensation expense included in the accompanying consolidated statement of operations. The fair value of the options that vested during the year ended December 31, 2006 amounted to approximately $41,000. Additionally, as of December 31, 2006, there was approximately $358,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Performance Plan; that cost is expected to be recognized over a period of 1.6 years.

There was no cash received from the exercise of the performance share based options awards during 2006. There was no cash used to settle the performance shares granted under the 2005 Performance Plan.

SUPPLEMENTAL INFORMATION

GLOBAL STRATEGIC INVESTMENTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE
15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

CREDITS	
Members' equity	$ 5,372,205
DEBITS	
Customer list and investment in subsidiaries	4,286,822
Property and equipment, net	63,436
Prepaids and other assets	175,421
Due from related party	74,662
Guarantee through a stand-by letter of credit	47,000
TOTAL DEBITS	4,647,341
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	724,864
HAIRCUTS ON FOREIGN CURRENCY (COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1(f)	27,814
NET CAPITAL	697,050
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,075,841	100,000
EXCESS NET CAPITAL	**$ 597,050**
RATIO OF AGGREGATE INDEBTEDNESS	**1.54 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 1,058,989
Payable to broker-dealers and clearing organizations	16,852
TOTAL AGGREGATE INDEBTEDNESS	**$ 1,075,841**

See report of independent certified public accountants.

GLOBAL STRATEGIC INVESTMENTS, LLC

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF DECEMBER 31, 2006

NET CAPITAL PER COMPUTATION, ON PAGE 19	$ 697,050
Less audit adjustments:	
Receivable from broker dealer	(124,163)
Accounts payable and accrued expenses	428,393
Differences in haircuts due to trade date trades	(308,393)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	**$ 692,887**

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker-dealer, Pershing, LLC, on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

SUBORDINATED LIABILITIES

As of December 31, 2006, the Company did not have any subordinated liabilities.

See report of independent certified public accountants.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

To the Members
Global Strategic Investments, LLC

In planning and performing our audit of the consolidated financial statements and supplementary information of Global Strategic Investments, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 24, 2007

END